 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Edison, Bernard A. (Last) (First) (Middle) 220 North Fourth Street - 3rd Flr, Suite A (Street) St. Louis, MO 63102-1905 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Anheuser-Busch Companies, Inc. (BUD) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 1, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK ($1 par value)	10/01/2002	I,M (1) |	1,133 | A |		D
COMMON STOCK ($1 par value)	10/01/2002	I (1) |	1,133 | D | $50.6150	No Securities Owned	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Edison, Bernard A. - October 1, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	(2)	(2)	A | V	(A) 346		Common Stock - 346		(3)	D
Phantom Stock Units	(4)	09/30/2002	A |	(A) 184		Common Stock - 184		(3)	D
Phantom Stock Units	(5)	10/01/2002	I,M (1) |	(D) 1,133		Common Stock - 1,133		47,266	D (6)
Stock Appreciation Rights	$53.5150	05/01/2002	A | V	(A) 5,000	(7) | 04/30/2012	Common Stock - 5,000		5,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Laura H. Reeves, Attorney-in-Fact ________________________________ 10-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Edison, Bernard A. - October 1, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Anheuser-Busch Companies, Inc. (BUD)

Form 4 - October 1, 2002

Bernard A. Edison
220 North Fourth Street - 3rd Flr, Suite A

St. Louis, MO 63102-1905
Explanation of responses:

(1)   Reporting person received an inservice cash settlement of his phantom stock unit account under a deferred compensation plan.
(2)   Represents acquisitions of phantom stock units at prices ranging from $46.905 to $52.74 for the period January through July, 2002 under Anheuser-Busch Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.
(3)   See line below.
(4)   Represents acquisitions at $50.615 and balance of phantom stock units under Anheuser-Busch Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.
(5)   $50.615
(6)   Represents balance of phantom stock units under Anheuser-Busch Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.
(7)   Stock Appreciation Rights granted under the Anheuser-Busch Companies, Inc. Stock Plan for Non-Employee Directors, which vest as follows: 1,667 on 5/1/2003, 1,667 on 5/1/2004 and 1,666 on 5/1/2005.

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